SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 04 May 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

May 4, 2018

BT announces Board changes

               BT today announced changes to its Board. Karen Richardson and Tony Ball will step down from the BT Board at the end of the Annual General Meeting on 11 July 2018, having served as non-executive directors for six and nine years respectively.

Jan du Plessis, BT Chairman, said "I would like to thank Karen and Tony for their significant contribution during their time on the Board."

"Karen has been a great asset having served as a member of BT's Audit & Risk, Technology and Remuneration Committees. Having spent more than 30 years in the technology and software industry, Karen's knowledge and experience has been invaluable to BT."

"Tony has also made a substantial contribution to BT, particularly over the last four years as the Remuneration Committee chairman.  He has also served as a member of the Nominating & Governance and Technology Committees where his international business expertise has provided significant support to BT."

"I am also delighted that Nick Rose, BT's Senior Independent Director, has agreed to become chairman of the Remuneration Committee when Tony steps down."

-     Ends -

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 04 May 2018